EXHIBIT 1

                                  [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                                  March 22, 2006

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il


               IMMEDIATE REPORT OF RECOMMENDATIONS AND RESOLUTIONS
                           OF THE BOARD OF DIRECTORS

                 Regulation 37(a) of the Securities Regulations
                      (Periodic and Immediate Reports) 1970


1. At the board of directors meeting that took place on December 26, 2005, resolutions were adopted that do not require approval of the General Meeting, as follows:

The minimum number of directors having accounting and financial expertise shall be two (this number includes the outside director having accounting and financial expertise who will be appointed as required by law). This number was determined in light of the significant decrease in the volume of activity of the Bank, the prohibition on its granting new credit, the reduction in the types of operation in which it is engaged and its focusing on the collection of credits.